United States securities and exchange commission logo





                             August 5, 2022

       Chao Xu
       General Counsel
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corp
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 8,
2022
                                                            CIK No. 0001935172

       Dear Mr. Xu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 8, 2022

       Cover Page

   1. You state here and elsewhere that investors may never "directly" hold equity interests in the VIE. As the use of
the word "directly" may infer indirect equity ownership, please revise the cover page
and elsewhere to state that investors may never hold equity interests in the VIE.
Additionally, please revise any other disclosures that may infer any type of equity ownership over
the VIE, including, but not limited to, the following:

                                                              "Xiao-I ... does
not directly own substantially all of our business in China conducted by the VIE" (cover
page);
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
                "The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control." (page 24);
                "These contractual arrangements may not be as effective as direct ownership..." (page
              43);
                "The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership..." (page 44);
                Note 1 to the financial statements that refers to the VIE as the company's VIE and the chart that states that the company has "effective ownership" over the VIE and the
              VIE's subsidiaries (page F-9); and
                "A VIE is an entity in which the Company, or its WFOE, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its WFOE is the primary beneficiary of the entity." (page F-14).
2. Please revise your cover page to disclose the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Ensure that other disclosures throughout your prospectus, such as those in your prospectus summary, that reference control or benefits that accrue to you because of the VIE are limited to a clear description of these conditions.
3. We note your cover page discussion of transfers of cash. Please revise to also disclose whether any distributions or other transfers of cash have been made between your subsidiaries and whether there are any limitations on your ability to transfer cash between subsidiaries. Additionally, revise to include cross-references to the condensed consolidating schedule and the consolidated financial statements. Lastly, please disclose whether you have any written cash management policies and procedures that dictate how funds are transferred, and is so, revise to summarize these policies and procedures. Make similar revisions to your prospectus summary discussion.
4. You state here that your PRC counsel are of the view that the risk that your foreign listing will not be permitted after the initiation of the cybersecurity review is low. For each instance in which you reference your PRC counsel please identify your PRC counsel by name. Additionally, while we note that your exhibit index indicates that a tax opinion from PRC counsel will be included, please ensure you file an opinion from PRC counsel concerning statements of PRC law, as well as a consent.
Table of Contents, page i

5. You state here that industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Please either remove the statement that these research sources "do not guarantee the accuracy or completeness of such information" or specifically state that you are liable for such information.
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
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About This Prospectus
Conventions that apply to this Prospectus, page 1

6. Please revise your definition of China or the PRC to remove the exclusion of Hong Kong and Macau from this definition. Additionally, ensure that disclosure throughout your prospectus clarifies that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and / or Macau.
7. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, here, you define "we", "us", or the "Company" to include Shanghai Xiao-i, the variable interest entity (VIE). Please refrain from using these terms when describing activities or functions of the VIE. Furthermore, please revise other disclosures throughout your prospectus that use terms such as "we" or "our" when describing activities or functions of the VIE, including, but not limited, to the following:

                "For more details and risks related to our variable interest entity structure" (page 10);
                "our variable interest entities accounted for an aggregate of 100% of our total assets and total liabilities" (page 14); and
                "Contractual arrangements in relation to our variable interest entity" (page 24).
Prospectus Summary, page 3

8. Please move your discussion of the VIE structure and what that entails to earlier in the summary. Ensure the summary:

                identifies clearly the entity in which investors are purchasing their interest, in
              addition to the entity(ies) in which the company   s operations
are conducted;
                describes how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than equity ownership and that the company may incur substantial costs to enforce the terms of the arrangements; and
                discloses the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

         For additional guidance, consider Comment 5 of our Sample Letter to China-Based
         Companies.
9. Please revise the diagram of your corporate structure so that there is dashed line without arrows, rather than a solid line with arrows, between your WFOE and the VIE.
         Additionally, please ensure the diagram identifies the person or entity that owns the equity in each depicted entity.
 Chao Xu
Xiao-I Corporation
August 5, 2022
Page 4
10. You state here that you are the primary beneficiary of the VIE. Please revise here and elsewhere to clarify that you are the primary beneficiary of the VIE for accounting purposes. Additionally, as noted earlier, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
11. Please revise your summary to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, include a discussion of the Accelerating Holding Foreign Companies Accountable Act and its
         potential impact.
Consolidation, page 14

12. We note your disclosure that the Company has not provided any financial support to the
         VIE and the VIE   s subsidiaries for the fiscal years ended at
December 31, 2020 and
         December 31, 2021. Please tell us whether you provided any loans or capital contributions to the VIE in the year ended December 31, 2019.
13.      Regarding the consolidating schedules, please address the following:

                Separately present any service fees recognized pursuant to the VIE agreements in both the VIE and WFOE columns.
                Separately present the net income/loss attributable to non-controlling interest in the
              VIE column.
                Revise the line items "Investment deficit in subsidiaries and
VIE" and    Share of
              loss/income in subsidiaries and VIE    in the Parent column as
this implies the VIE
              arrangements are similar to an equity method investment. Explain to us what these line items represent, how they are calculated, and why these are reflected in the
              Parent column and not in the WFOE column.
Transfers of Cash to and from the VIE, page 18

14. We note your disclosure regarding the regulations and restrictions on dividends and payments to parties outside of China. Revise to disclose the amount of restricted net assets as of December 31, 2021.
Permission Required from the PRC Authorities..., page 20

15. Please revise to affirmatively state whether you have received all requisite permissions or
FirstName LastNameChao Xu
       approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese
Comapany    NameXiao-I
       authorities       Corporation
                   to operate your business and to offer the securities being registered to foreign
Augustinvestors  and whether
        5, 2022 Page   4       any permissions or approvals have been denied.
FirstName LastName
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
Page 5 5, 2022 Page 5
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Risk Factors
We have identified a material weaknesses in our internal control over financial reporting. . ., page 40

16. We note your disclosure regarding the identified material weaknesses in your internal control over the financial reporting. Please disclose any material costs you have incurred or expect to incur.
The Chinese government exerts substantial influence over..., page 52

17. We note your statement that you have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. For additional guidance, consider Comment 15 of our Sample Letter to China-Based Companies.
Capitalization, page 69

18. Please revise to include outstanding convertible loans in your capitalization table. Include a brief description of the settlement terms.
Dilution, page 71

19. Tell us how you factored contract cost assets into your calculations of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 on Our Operations and Financial Performance, page 76

20. You state that your results of operations have been, and could continue to be adversely, and may be materially, affected by the COVID-19 pandemic. Please revise to disclose the impacts of the COVID-19 pandemic on your business, including a quantified discussion of these impacts. Additionally, please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-
         related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
         Lastly, we note that you have sought new revenue stream and have provided enriched types of services and products to deal with the COVID-19 effects. Please revise to disclose what new revenue streams the company developed to deal with the effects of the
         COVID-19 pandemic.
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
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B. Liquidity and Capital Resources, page 80

21. Revise to disclose cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date. Describe the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Refer to Item 5.B of Form 20-F.
Business, page 98

22.      We note that you intend to develop and commercialize Metaverse-related
         offerings, including Non-Fungible Tokens (   NFTs   ). Please revise
to describe in greater
         detail your NFT-related products, including the status of your development efforts and whether you have generated revenue from the sale of any NFTs to date.
23. Disclosure on page F-34 indicates that a single supplier accounted for 73.8% of your total purchases for the fiscal year ended December 31, 2021. Please revise your business section discussing your relationships with your suppliers, including the identification of the 73.8% supplier and a summary of the material terms of your material agreements with this supplier. Additionally, please file your material agreements with this supplier as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Our Customers, page 103

24. Disclosure on page 35 indicates that a single customer accounted for 42.4% of your revenue for the fiscal year ended December 31, 2021. Please revise your business section to identify this customer and summarize the material terms of your material agreements with this customer. Additionally, please file your material agreements with this customer as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Legal Proceedings, page 105

25. We note your disclosure on page 13 of a patent infringement proceeding with a subsidiary of Apple, Inc., as well as disclosure on page F-24 that the proceeding is not expected to close within one year. Please revise current disclosure to clarify whether the subsidiary of
         Apple, Inc. has been found to be infringing upon a patent of the company. Additionally, please revise to fully identify the court or agency where the proceeding was instituted
         (including the country of the court or agency), the date the proceeding was instituted and the status of this proceeding (including whether either party has appeal rights). Lastly, tell us what consideration was given to disclosing this proceeding as a legal proceeding on page 105. Consider Item 8.A.7 of Form 20-F.
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
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FirstName LastName
Management, page 119

26. Please clarify whether the size of the Board will be five as suggested on page 119, or six as presented in the chart on page 118.
Principal Shareholders, page 126

27. Please revise to disclose the natural persons the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities, including River Hill China Fund L.P., Grand
         Glory (Hong Kong) Corporation Limited, Shanghai Maocheng Enterprise Management
         Center (Limited Partnership) and Shanghai Tongjun Enterprise Management Consulting
         Partnership (Limited Partnership).
Related Party Transactions, page 127

28. We note that you provide certain related party transaction disclosure in tabular form.
         Please revise to ensure you provide all of the information called for by Item 7.B of Form
         20-F for each related party transaction, or advise.
Enforceability of Civil Liabilities, page 147

29. We note that one or more of your officers or directors are located in China or Hong
         Kong. Please revise the risk factor on page 63 to specifically address the difficulty of bringing actions and enforcing judgments against officer or directors that reside in China or Hong Kong. Additionally, revise the "Enforceability of Civil Liabilities" section to clarify the individuals referred to in the following sentence, "[a]s a result it may be difficult for a shareholder to effect service of process on these individuals."
Underwriting
Lock-Up Agreements, page 149

30. Please clarify the parties who will enter into Lock-up Agreements, as it appears that part of the following sentence was omitted:

                "The Company has agreed in the Underwriting Agreement that, for a period of 180
              days from the commencement of the Company   s first day of
trading on the Nasdaq
              (the    Lock-Up Period   ), (i) offer, pledge, . . ."

         The second paragraph appears to contemplate directors, officers and existing shareholders entering into lock-up agreements. Please confirm or revise.
 Chao Xu
FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
August
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Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

31. Please revise to include a description of the recognized and unrecognized revenue-
         producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-
         5A.d.
32. You disclose that the VIE agreements enable the Group to receive the benefits of
         Shanghai Xiao-i and its subsidiaries that could be significant to Shanghai Xiao-i and that the Group absorbs all risk of losses of Shanghai Xiao-i. Please revise your description of the VIE agreements to disclose the contractual terms that provide for how benefits to be received from the VIE are determined and the obligation to absorb losses of the VIE. In addition, disclose whether there is a contractual obligation to provide financial support to the VIE. Refer to ASC 810-10-50-2AA. Similarly revise your disclosures regarding the
         VIE agreements in the Prospectus Summary and expand your risk factor disclosure related to your corporate structure to address the obligation to absorb losses of the VIE and any contractual obligation to provide financial support to the VIE.
Note 2. Summary of Significant Accounting Policies
(p) Revenue recognition, page F-17

33. We note your disclosure that the recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. Please revise to describe your revenue recognition policies related to gaming operations or advise.
34. Please revise to describe your revenue recognition policies for software development services for specific needs and customized set-up implementation. Disclose the performance obligations included in such arrangements, the typical time period over which such services are provided, and the timing of customer payments. As part of your response, tell us the amount of revenues recognized for each of these services for the periods presented. Refer to ASC 606-10-50-12.
35. Regarding cloud platform revenues, please disclose the typical contract period, timing of customer payments, and any cancellation and refund provisions.
36. Revise to provide disclosure regarding remaining performance obligations. Refer to ASC
         606-10-50-13.
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FirstName  LastNameChao Xu
Xiao-I Corporation
Comapany
August     NameXiao-I Corporation
       5, 2022
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(ff) Recent accounting pronouncements, page F-23

37. Your disclosure that under the JOBS Act, an EGC can delay adopting new or revised accounting standards until such time as those standards apply to private companies may imply that you are taking advantage of this extended transition provision. However, on page 22 you disclose that the company has irrevocably elected to opt out of the extended transition period. Please revise for consistency.
Note 4. Prepaid Expenses and Other Assets, page F-24

38. Please revise to describe the nature of the receivables from third parties and explain the reasons for the significant related bad debt provision as of December 31, 2021.
Note 9. Convertible Loans, page F-27

39. We note your disclosure that the investment agreements with third parties provide options of converting debt into ordinary shares upon the closing of IPO. Please revise to clarify the following:

                Clarify that these convertible loans were issued by the VIE as reflected in your consolidating schedules and on page F-13.
                Describe what is considered    fail to list   , including the
timing of this determination.
                Clarify whether the group is required to repay principal and interest if the company is listed or the specified enterprise market value is met upon IPO. In this regard, your disclosure that the group is required to repay principal and interest if the group fails either of these conditions could imply that if either of these conditions are met the loans are not required to be repaid.
                Explain the mechanism for converting loans issued by the VIE into ordinary shares upon closing of the IPO and whether these would be ordinary shares of the parent holding company.
                Clarify the source of and which entity would pay the cash to loan holders that decide to receive cash rather than shares.
                Clarify whether the holder or the Group decides whether loans will convert to ordinary shares or equivalent cash upon closing of the IPO. In this regard, your disclosure currently indicates that both parties determine this.
                Clarify why the annual interest rate in footnote (2) differs from the annual interest rate disclosed in the table.
                If any of these loans settled or were extended, disclose this in your subsequent event footnote.
Note 17. Commitments and Contingencies, page F-34

40. We note your disclosure that there were no pending or threatened claims and litigation as of December 31, 2021 and through the issuance date of the financial statements. Please revise to describe the nature and status of the lawsuit between the Group and Apple
 Chao Xu
Xiao-I Corporation
August 5, 2022
Page 10
      Computer Inc. Refer to ASC 450-30-50-1. In addition, tell us who the third parties are that paid the litigation fees on behalf of the Group and the repayment terms for the litigation payable. Also, describe for us, in greater detail, what the case acceptance fee represents.
Note 18. Subsequent Events, page F-35

41. Revise to disclose the date through which you evaluated subsequent events. Refer to ASC
      855-10-50-1(a).
General

42. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                             Sincerely,
FirstName LastNameChao Xu
                                                             Division of
Corporation Finance
Comapany NameXiao-I Corporation
                                                             Office of
Technology
August 5, 2022 Page 10
cc:       Fred Summer
FirstName LastName